UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Grupo Televisa, S.A.B.

(Name of Issuer)

Global Depositary Shares, each representing five CPOs

(Title of Class of Securities)

40049J206

(CUSIP Number)

May 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049J206
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 155,379,015 (1)

	6.	Shared Voting Power 89,195,520 (1) (2)

	7.	Sole Dispositive Power 155,379,015 (1)

	8.	Shared Dispositive Power 89,195,520 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,574,535 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)         Represents the total number of Global Depositary Shares (“GDS”) and Ordinary Participation Certificates (“CPO”) of Grupo Televisa, S.A.B. (the “Issuer”) held by the Reporting Person, as converted to CPOs (“CPO Equivalents”). Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)         Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 89,195,520 CPO Equivalents. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the Issuer’s CPO Equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)         Based on 2,310,869,367 CPO Equivalents outstanding on March 31, 2021, as reported in the Issuer’s Form 20-F filed on April 30, 2021. The percent of CPO Equivalents in Row (11) represent 5.4% of the Series “A” Shares and 10.6% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares.

CUSIP No. 40049J206
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 89,195,520 (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 89,195,520 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,195,520 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)         Represents the total number of GDS and CPO of the Issuer held by the Reporting Person, as converted to CPO Equivalents. Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)         For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s CPO Equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)         Based on 2,310,869,367 CPO Equivalents outstanding on March 31, 2021, as reported in the Issuer’s Form 20-F filed on April 30, 2021. The percent of CPO Equivalents in Row (11) represent 2.0% of the Series “A” Shares and 3.9% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares.

CUSIP No. 40049J206
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 89,195,520 (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 89,195,520 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,195,520 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)         Represents the total number of GDS and CPO of the Issuer held by the Reporting Person, as converted to CPO Equivalents. Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)         The Trust beneficially owns 89,195,520 CPO Equivalents. For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s CPO Equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)         Based on 2,310,869,367 CPO Equivalents outstanding on March 31, 2021, as reported in the Issuer’s Form 20-F filed on April 30, 2021. The percent of CPO Equivalents in Row (11) represent 2.0% of the Series “A” Shares and 3.9% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares.

EXPLANATORY STATEMENT

Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates (“MFG”), and William H. Gates III (“WHG” and together with the Trust and MFG, the “Reporting Persons”) initially reported their beneficial ownership of the Global Depositary Shares, each representing five Ordinary Participation Certificates, of Grupo Televisa S.A.B. (the “Issuer”) on a Schedule 13G, filed on July 30, 2003, SEC File No. 005-45546, as amended February 15, 2006, February 14, 2007, February 14, 2008, and February 17, 2009. Cascade and the Reporting Persons subsequently reported their beneficial ownership on a Schedule 13D filed on May 7, 2009, as amended on October 28, 2009, March 10, 2010, and March 22, 2010 (collectively, the “Schedule 13D”). Pursuant to Rule 13d-1(h), the Reporting Persons are eligible to again report their beneficial ownership on a Schedule 13G and are filing this Amendment No. 5 to Schedule 13G to amend and replace the Schedule 13D.

Item 1.
	(a)	Name of Issuer Grupo Televisa, S.A.B.
	(b)	Address of Issuer’s Principal Executive Offices Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico
Item 2.
	(a)	Name of Person Filing Melinda French Gates, Bill & Melinda Gates Foundation Trust, and William H. Gates III (1)
(b)

Address of Principal Business Office or, if none, Residence
MFG — 500 Fifth Avenue North, Seattle, Washington 98109

The Trust — 2365 Carillon Point, Kirkland, WA 98033

WHG — 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship MFG is a citizen of the United States of America. The Trust is a charitable trust organized under the laws of the State of Washington. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities Global Depositary Shares, each representing five Ordinary Participation Certificates, no par value.
	(e)	CUSIP Number 40049J206
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

(1)         Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each Reporting Person expressly disclaims membership in a group.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021	MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (2)(3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)         This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated February 14, 2006, and included with the signature page to Cascade Investment, L.L.C.’s Amendment No. 1 to Schedule 13G with respect to Grupo Televisa, S.A.B. on February 15, 2006, SEC File No. 005-60431, and incorporated by reference herein.

(2)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade Investment L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(3)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade Investment L.L.C.’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.